Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER 312.964.3505 mgreer@stradley.com Direct Fax: 312.964.3501

July 25, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Invesco Exchange-Traded Self-Indexed Fund Trust (File No.: 333-221046)

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on July 2, 2018 regarding post-effective amendment no. 3 (the “Amendment”) to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”) of the Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”). The Amendment was filed on May 17, 2018 to register two new series of the Trust (each, a “Fund,” and collectively, the “Funds”): Invesco BulletShares 2028 Corporate Bond ETF and Invesco BulletShares 2026 High Yield Corporate Bond ETF.

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. Also, we confirm that, where applicable, comments to one Fund will be made to the disclosure of the other Fund.

1.	Comment:	[Both Funds] As these Funds have a set termination date, please add disclosure to the “Principal Investment Strategies” section to distinguish the Funds from target date funds.

	Response:	The “Principal Investment Strategies” section of each Fund’s summary prospectus is revised to clarify as follows:

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

July 25, 2018

The Fund should not be confused with a target date fund, which has assets that are managed according to a particular glidepath that illustrates how its investment strategy becomes increasingly conservative over time.

2.	Comment:	[Both Funds] Please provide in your correspondence letter a completed fee table and expense example for each Fund.

	Response:	The completed fee table and expense example for each Fund are included in Appendix A to this letter.

3.	Comment:	[Both Funds] Please provide supplemental information on the number of bonds that generally are eligible for inclusion in each underlying index.

	Response:	In general, the universe of eligible bonds for each underlying index is expected to range between approximately 20 and 400 bonds.

4.	Comment:	[Both Funds] The “Principal Investment Strategies” section of each Fund’s summary prospectus discloses that each underlying index is rebalanced monthly. Please disclose whether the Fund will be rebalanced on the same schedule.

	Response:	The disclosure in the statutory section of the Funds’ prospectus is revised to disclose that each Fund will rebalance its portfolio at the same intervals as its underlying index:

~~The Underlying Index is reweighted monthly and rebalanced semiannually.~~ The Fund’s portfolio is rebalanced in accordance with the [Underlying] Index.

5.	Comment:	[Invesco BulletShares 2028 Corporate Bond ETF] If a bond is no longer rated as investment grade, when will the Index Provider remove it from the underlying index? Clarify whether the bonds held by the Fund will be held until maturity if they are removed from the underlying index.

	Response:	A bond that is no longer rated as investment grade will be removed from the underlying index at its next scheduled rebalancing. The prospectus is revised to include the following disclosure:

The Underlying Index is rebalanced monthly, at which time: (i) new bonds that meet the eligibility criteria above are added to the Underlying Index; (ii) bonds that no longer meet the eligibility requirements are removed; and (iii) weights of Underlying Index components are reset to reflect current market value.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

July 25, 2018

Additionally, the Fund will hold bonds until their maturity in 2028, if they are not removed sooner from the Underlying Index or called by the issuer. The prospectus is revised to clarify this point:

The Fund does not seek to distribute any predetermined amount of cash at maturity. Bonds held by the Fund generally will be held until they mature, are called, or no longer meet the eligibility requirements of the Underlying Index and are removed from the Underlying Index. In the last six months of operation, when the bonds held by the Fund mature, the Fund’s portfolio will transition to cash and cash equivalents, including without limitation U.S. Treasury Bills and investment grade commercial paper.

6.	Comment:	[Invesco BulletShares 2028 Corporate Bond ETF] Please revise the disclosure in the “Principal Investment Strategies” section to explain the concept of “effective maturity” in plain English.

	Response:	The prospectus is revised in response to the Staff’s request, as follows:

Effective maturity is an assessment of a bond’s likely call date or maturity (if not called by the issuer). With respect to establishing the effective maturity of a bond, if no embedded issuer call option exists for a bond, then the Index Provider deems effective maturity to be the actual year of maturity.

7.	Comment:	[Both Funds] Each Fund’s “Principal Investment Strategies” section includes the following disclosure: “The Fund will terminate on or about December 31, [2026 or 2028, as applicable] without requiring additional approval by the Board of Trustees of the Trust or Fund shareholders. The Board may change the termination date to an earlier or later date without shareholder approval.”

Please explain the effect of the Board changing a Fund’s termination date, particularly as it relates to shareholder notice, portfolio repositioning and potential Fund name change.

	Response:	Although the Funds have a stated termination date, the Board of Trustees retains the ability to liquidate each Fund at an earlier date or extend the duration of the Fund in its discretion. Such determination would be dependent on the specific facts and circumstances giving rise to the change, and Invesco Capital Management LLC (the “Adviser” or “Invesco”) would establish a plan for implementing the change according to such circumstances. As a general matter, the Fund would provide at least 60 days’ notice to shareholders regarding information about (or changes to) a planned Fund termination, although in certain cases the Fund would try to give as much notice as reasonably feasible. To the

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

July 25, 2018

extent a Fund would continue to operate pursuant to a new investment objective (e.g., in the unlikely case a Fund would target bonds maturing in different years), the Adviser would take the necessary steps, including potentially renaming the Fund, changing the underlying index and generally adjusting the Fund’s portfolio to reflect its new strategy.

8.	Comment:	[Both Funds] In the “Principal Investment Strategies” section of each summary prospectus, please disclose the number of components typically included in the underlying index. Please also confirm supplementally how many securities each Fund generally will hold in its portfolio, given its use of a sampling methodology.

	Response:	We have revised the disclosure in each Fund’s summary prospectus to note that each respective underlying index generally will contain approximately 20 to 400 constituents. The number of securities that a Fund will hold will vary. However, the prospectus discloses that when a Fund employs a sampling methodology, the number of its holdings is based on a number of factors, including asset size of the Fund, and that the Adviser generally expects the Fund to hold less than the total number of securities in its underlying index. Additionally, we note that the disclosure states that the Adviser will invest each Fund in as many securities as the Adviser believes necessary to achieve the Fund’s investment objective, including seeking correlation over time of 0.95 or better between a Fund’s performance and the performance of its underlying index.

9.	Comment:	[Both Funds] For each Fund, the section “Principal Risks of Investing in the Fund” includes a subsection titled “—Fluctuation of Yield and Liquidation Amount Risk,” which includes the following disclosure: “Unlike a direct investment in bonds, the breakdown of returns between Fund distributions and liquidation proceeds are not predictable at the time of your investment. For example, at times during the Fund’s existence, it may make distributions at a greater (or lesser) rate than the coupon payments received on the Fund’s portfolio, which will result in the Fund returning a lesser (or greater) amount on liquidation than would otherwise be the case.” (emphasis added)

Please explain supplementally why a Fund would make distributions at a different rate than the coupon payments received (e.g., to manage cash flow?).

	Response:	A Fund’s net income is comprised of coupon payments from the underlying portfolio holdings, amortization of market premiums and accretion of market discounts, all less Fund expenses. As a result of ongoing changes in the portfolio composition due to periodic portfolio rebalances, potential credit events on the underlying portfolio holdings, and additions to and deletions from the portfolio due to on-going creation and redemption activity, the Fund’s net income will vary over time.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

July 25, 2018

10.	Comment:	[Invesco BulletShares 2026 High Yield Corporate Bond ETF] In the “Principal Investment Strategies” section, please disclose that high yield corporate bonds are also known as junk bonds and may be speculative in nature.

	Response:	The disclosure has been revised to include a parenthetical reference to high yield bonds being known as junk bonds, in response to the Staff’s request. That language now reads as follows:

Strictly in accordance with its guidelines and mandated procedures, Invesco Indexing LLC (the “Index Provider”) compiles and maintains the Underlying Index, which is designed to represent the performance of a held-to-maturity portfolio of U.S. dollar-denominated high yield corporate bonds (commonly known as “junk bonds”) with effective maturities in the year 2026.

We also note that the risk disclosure in the Fund’s summary prospectus, under the section “Non-Investment Grade Securities Risk,” states that such securities may be considered speculative.

11.	Comment:	[Invesco BulletShares 2026 High Yield Corporate Bond ETF] The “Principal Investment Strategies” section includes the following disclosure: “Eligible bonds with an effective maturity of 2026 are added to the Underlying Index and bonds with effective maturities in other years are removed, subject to the Index Provider capping the amount of bonds being added or deleted due to changing effective maturities to 20% of the Underlying Index’s total market value.” (emphasis added)

Please explain why the Index Provider would cap the amount of changes, as well as why the methodology for the Invesco BulletShares 2028 Corporate Bond ETF’s underlying index does not take an equivalent approach.

	Response:	High yield corporate bonds tend to exhibit more frequent fluctuations in “effective maturity” than investment grade corporate bonds. As such, the Index Provider applies the 20% cap to the Invesco BulletShares 2028 Corporate Bond ETF’s underlying index as a means of diminishing the rate of index turnover.

*    *    *

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Adam Henkel, Senior Counsel at Invesco, at (630) 684-6724 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

July 25, 2018

Copy:	Anna Paglia, Esq.
Adam Henkel, Esq.
Alan Goldberg, Esq.
Eric Purple, Esq.

APPENDIX A

Invesco BulletShares 2028 Corporate Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.10%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.10%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$10	$32

Invesco BulletShares 2026 High Yield Corporate Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.42%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.42%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$43	$135